FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights
Exhibit No. 2	Publication of Prospectus
Exhibit No. 3	Director/PDMR Shareholding
Exhibit No. 4	Pricing announcement
Exhibit No. 5	Disposal of Indian Banking Operations
Exhibit No. 6	Total Voting Rights
Exhibit No. 7	Dividend Declaration

Exhibit No. 1
The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 October 2012:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 October 2012

Ordinary shares of £1	6,070,280,470	4	24,281,121,880
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	1	1,250,000
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	1	23,125,869
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	1	22,113,160
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	1	9,883,307
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	1	20,646,938
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	1	10,163,932
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130

Total:	6,236,068,685		24,449,610,095

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 7 November 2012.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5894Q_-2012-11-7.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

44

8. Price per share or value of transaction

£2.8322

9. Date and place of transaction

7 November 2012

10. Date issuer informed of transaction

7 November 2012

11. Name of contact and telephone number for queries

Jan Cargill, Deputy Group Secretary

0131 626 3860

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Group Secretary

Date of notification

8 November 2012

Exhibit No. 4

28 November 2012

The Royal Bank of Scotland Group plc ("RBSG") has completed the pricing of its 10-year, USD 2,250,000,000 aggregate principal amount of 6.125% Subordinated Tier 2 Notes due December 15, 2022.

The proceeds to RBSG (before expenses and underwriting discounts) of approximately USD 2,248,267,500 will be used for general corporate purposes.

The offering is scheduled to close on 4 December 2012 subject to satisfaction of customary conditions.

RBSG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents RBSG has filed with the SEC for more complete information about RBSG and this offering. You may get these documents for free by visiting the SEC web site at
www.sec.gov.  Alternatively, copies may be obtained from RBS Securities Inc., toll free at 1-866-884-2071.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:
RBS Group Investor Relations
Greg Case, Debt Investor Relations
Tel. +44 207 672 1759

Exhibit No. 5

Statement on the disposal of Retail & Commercial banking operations in India
30 November 2012

The Royal Bank of Scotland Group ("RBS") today announces that the agreement to sell its Indian Retail & Commercial banking operations to The Hong Kong and Shanghai Banking Corporation Limited ("HSBC"), as announced on 2 July 2010, has lapsed with effect from 30 November 2012 and the sale will not be proceeding.

Consistent with RBS's strategic objective to reduce or exit its Non-Core assets and businesses, it will begin to wind-down its Retail & Commercial banking business in India, whilst meeting all customer obligations. There will be no immediate change for customers who will continue to be served as they are today. Any changes impacting them will be notified in a timely way and will be designed to minimise disruption.

The RBS Retail & Commercial business in India is a profitable business; it comprised total assets of £190 million as at 30 September 2012, and generated revenue of £42 million in the 9 month period to that date. It operates from 31 branches and serves 400,000 customers. The business accounts for around 0.5% of the Group's remaining Non-Core assets (£65bn).

Exhibit No. 6

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2012:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30-Nov-12
Ordinary shares of £1	6,070,479,391	4	24,281,917,564
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	1	1,250,000
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	1	23,125,869
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	1	22,113,160
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	1	9,883,307
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	1	20,646,938
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	1	10,163,932
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130

Total:	6,236,267,606		24,450,405,779

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 7

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 NON-CUMULATIVE PREFERENCE SHARES OF £1.00 FOR THE PERIOD FROM 5 OCTOBER 2012 TO 31 DECEMBER 2012

The Directors have declared the specified dividend on the undernoted series of Non-cumulative preference shares of £1.00 each for the period from 5 October 2012 to 31 December 2012. The dividend will be paid on 31 December 2012 at the undernoted rate to holders on the register at the close of business on 14 December 2012.

Series	Dividend payable per share
Series 1	£6.878586

30 November 2012

End

For further information contact:

RBS Group Investor Relations Richard O'Connor, Head of Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 626 3997

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary